Exhibit 99.1

Nomad Foods Announces Launch of Repricing Senior Secured Term Loan

Woking, England - April 22, 2024—Nomad Foods Limited (“Nomad Foods” or the “Company”) today announced the launch of an anticipated repricing of its existing USD denominated Term Loan B of USD 700 million (the “Term Loan”) with lender meetings anticipated to follow later this week (the “Repricing”). The Repricing is intended to reduce the interest rate charged on the Term Loan.

There can be no assurance that the Repricing will occur, or, if it does, as to the terms of the Repricing. This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries
Investor Relations Contact
Amit Sharma, Head of Investor Relations
amit.sharma@nomadfoods.com

Forward-Looking Statements

This press release contains ''forward-looking statements'' that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” ''believes'', ''estimates'', ''anticipates'', ''expects'', ''intends'', “hopes”, ''may'', ''would'', ''should'', “could”, ''will'', ''plans'', ''predicts'' and ''potential'', as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this press release include, but are not limited to, expectations regarding the Company’s ability to consummate the Repricing of the Term Loan and the expected reduction of interest rates thereon. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This press release constitutes a public disclosure of inside information by Nomad Foods Limited under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.
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